Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yintech Investment Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-212926) on Form S-8 of Yintech Investment Holdings Limited of our report dated April 27, 2018, with respect to the consolidated balance sheets of Yintech Investment Holdings Limited as of December 31, 2017 and 2016, and the related combined and consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “combined and consolidated financial statements”),  which report appears in the December 31, 2017 annual report on Form 20-F of Yintech Investment Holdings Limited.

KPMG Huazhen LLP

/s/ KPMG Huazhen LLP

Shanghai, China

April 27, 2018